TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

INFORMATIVE BROCHURE

Grupo TMM, S.A.B. (the "Company" or "Grupo TMM") has 102,182,841 shares fully subscribed and paid, common, nominative, without expression of nominal value, all them representative of the share capital of the Company, registered in the National Registry of Securities and listed on the Bolsa Mexicana de Valores, S.A.B. de C.V. ("BMV") with stock ticker symbol TMM A.

Grupo TMM has established a program of values called American Depositary Receipts ("ADRs") referred to by 64,089,980 irredeemable ordinary participation certificates referring as well to shares of capital stock of the Company, issued by the master trust of neutral investment constituted by Nacional Financiera, S.N.C., in November 1989 and listed in the over the counter ("OTC") in New York Market with ticker symbol GTMAY.

Brief Summary of the Corporate Restructuring

The corresponding call for a meeting was published in the "Reforma" daily, as well as on the page of the Ministry of Economy through the web page on November 29, 2017, in order to hold a general extraordinary stockholders' meeting of Grupo TMM to be held on December 15, 2017. At that meeting, the approval of the corporate restructuring and consequent improvement of the Company's debt profile will be submitted for consideration of the stockholders.

The corporate restructuring described in this informative brochure will consist of the dilution of the interest of Grupo TMM in the subsidiary TMM Division Marítima, S. A. de C. V. ("TMMDM"). TMMDM operates supply vessels, tankers and tugboats. Due to the issue of Trust Securities Exchange Certificates as at September 30, 2017, it has a debt amounting to $10 billion 296 million Pesos, net of unamortized expenses amounting to $752 million pesos, including accrued interest in the amount of $579 million as at that date. Pursuant to the foregoing, once the corporate restructuring is carried out, the total assets and liabilities of TMMDM will be deconsolidated from the financial statements of the Company.

The documents of a public nature that have been delivered to the CNBV and the BMV are available to the investors in the following Internet pages www.cnbv.gob.mx, www.bmv.com.mx and www.grupotmm.com. Copies of this document can be obtained at the request of any investor through to the responsible for the relationship with investors, Mr. Mauricio Monterrubio, phone +52 (55) 5629-8866, e-mail mauricio.monterrubio@tmm.com.mx, whose domicile is at Avenida de la Cúspide no. 4755, Colonia Parques del Pedregal, Mexico City, Mexico, Postal Code 14010.

Registration in the National Securities Registry does not imply certification on the goodness of the values, the creditworthiness of the Issuer, or about the accuracy or veracity of the information contained in this declaration nor does it validate the acts which, in his case, have been carried out in contravention of the laws.

TABLE OF CONTENTS
1. GLOSSARY OF TERMS AND DEFINITIONS
2. EXECUTIVE SUMMARY
3. DETAILED INFORMATION ABOUT THE TRANSACTION
4. INFORMATION CONCERNING EACH ONE OF THE PARTIES INVOLVED IN THE TRANSACTION
a) Grupo TMM, S.A.B.
b) TMM Division Maritima, S.A. de C.V.
5. RISK FACTORS
6. SELECTED FINANCIAL INFORMATION
7. MANAGEMENT'S COMMENTS AND ANALYSIS OF OPERATING INCOME AND FINANCIAL POSITION OF THE ISSUER
i) Operating Income
ii) Financial position, liquidity and capital resources
8. RESPONSIBLE PERSONS
9. EXHIBIT
i. External Auditors' Opinion

1.	GLOSSARY OF TERMS AND DEFINITIONS

According to how they are used in this brochure, the terms that are listed herein below will have the following meanings (which will be applied in the singular and plural forms of those terms):

Term	Definition
"ADRs"	It means the securities named American Depositary Receipts that refer to the CPOs.
"BMV"	It means the Bolsa Mexicana de Valores, S.A.B. de C.V.
"Trust Securities Exchange Certificates" or "CBFs"
It means each and every one of the trust securities exchange certificates outstanding identified by ticker symbol TMMCB 10, issued by irrevocable trust No. F/00753 dated July 29, 2010, entered into between TMMDM and Transportacion Maritima Mexicana, S.A. de C.V., in their capacity as trustors, CIBanco, S.A., Institucion de Banca Multiple (formerly The Bank of New York Mellon, S.A., Institucion de Banca Múltiple), in its capacity as trustee, and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, in its capacity as common representative.

"CPOs"	It means the 64,089,980 the non-redeemable certificates of trust investment issued by the Neutral Investment Master Trust, which, in turn, are referred to shares of the capital stock of the Company.
"Brochure"	It means this informative brochure on the corporate restructuring.
"Grupo TMM" or "Company"	It means Grupo TMM, S.A.B.
"IFRS"	It means International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).
"OTC"	It means listing on the over-the-counter market of NY, "Over The Counter".
"Pesos"	It means the legal tender of the Mexican United States.
"EIIR"	It means Equilibrium Interbank Interest Rate determined by the Bank of Mexico, published on its Internet portal.
"TMMDM"	It means TMM Division Marítima, S.A. de C.V.

2.	EXECUTIVE SUMMARY

Participants

1.	Grupo TMM, S.A.B.
2.	TMM División Marítima, S.A. de C.V.

Brief Description of Grupo TMM

Grupo TMM was incorporated in conformity with Mexican laws on August 14, 1987 On December 20, 2006, modified its bylaws to adapt them to the provisions of the new Securities Market Law.

Its main offices are located at Avenida de la Cúspide, No.4755, Colonia Parques del Pedregal, 14010 Mexico City, Mexico, and the phone number is +52-55 -5629-8866. The Internet website address of Grupo TMM is www.grupotmm.com.

The Company is a holding company that mainly participates in the capital stock of a group of companies that carry out integral logistics and transportation operations, by offering specialized maritime services, port and terminal management, and integral logistics services for international and domestic customers.

It has the following business segments:

(i)	Maritime operations - maritime transportation services and ship repair;
(ii)	Port and Terminal Operations - maneuvering and maritime agency activities at the main ports in Mexico and development of Energy Reform projects;
(iii)	Logistics operations - consulting, analysis and logistics contracting service.

As at September 30, 2017, the Company's subsidiaries have 99.0% of its debt, and each one pays its own debt with its operating income.

Brief Description of TMMDM

TMMDM was incorporated in accordance with Mexican laws on May 4, 2007. It is a 100% subsidiary of Grupo GMM and belongs to the specialized maritime operations, consisting of transportation of bulk liquid products, materials, and provisions for drilling platforms, as well as towing services for ships.

The Company mainly provides logistics services and supplies the oil industry between the ports and facilities on the coasts of the Gulf of Mexico through a fleet of supply ships.

In July 2010, TMMDM participated in the issue of Trust Securities Exchange Certificates in the amount of $10 billion 500 million Pesos, at an EIIR interest rate plus 2.45%, which mature on August 15, 2030.

Relevant Aspects of the Transaction

The Company plans to carry out a corporate restructuring and, therefore, improve the debt profile of Grupo TMM.

The Company will transfer 85% of the shares of TMM División Marítima, S. A. de C. V. in benefit of the holders of Trust Securities Exchange Certificates. ("TMM División Marítima" or "Spined-off Company") upon spin-off of the company was made, mainly to isolate the main assets and liabilities related to the Certificate issuance, as well as the reform of its bylaws. The transfer of the stock of TMMDM would be carried out either directly through a buy-sell of stock or subscription of capital, or indirectly through a contribution of that stock to a control and/or guaranty trust or through any other structure that can be implemented for such purposes.

Toward that end, Grupo TMM, S.A.B. will continue to operate the maritime assets of the deconsolidated company in the terms and conditions agreed upon with the new stockholders of TMMDM. Pursuant to the foregoing, the interest of Grupo TMM will be reduced and the total assets and liabilities of TMMDM will be deconsolidated from the financial statements of the Company.

As a consequence of this operation, all the acts carried out for purposes of the Capitalization Program approved by the stockholders of GTMM will be extinguished.

Once the capital increase is subscribed, the stock structure of TMMDM will be comprised as follows:
Stockholder	Current		New
	shares	percentage	shares	percentage
Grupo TMM	7,499,999	99.99999987%	7,500,000	15%
Inmobiliaria TMM	1	0.00000013%	--	--%
CBF Holders	--	--	42,500,000	85%
Total	7,500,000	100.00%	50,000,000	100.00%

Moreover, the debt obligations of the Company and its subsidiaries will be as follows (in millions of Pesos):
	Current	New
Grupo TMM	$103.3	$103.3
TMMDM	10,296.3	-
Transportacion Maritima Mexicana, S.A. de C.V.	418.6	418.6
TMM Parcel Tankers, S.A. de C.V.	273.7	273.7
Almacenadora de Deposito Moderno, S.A. de C.V.	9.6	9.6
TMM Logistics, S.A de C.V.	80.4	80.4
Subtotal	$11,181.9	$885.6
Debenture issue	(864.9)	-
Total	$10,317.0	$885.6

Governance, management, corporate organization and structure (including the other subsidiaries) of Grupo TMM will remain unchanged.

3.	DETAILED INFORMATION ABOUT THE TRANSACTION

Information

The corporate restructuring described in this informative brochure will consist of the dilution of the interest of Grupo TMM in the subsidiary TMMDM.  Pursuant to the foregoing, the total assets and liabilities of TMMDM will be deconsolidated from the financial statements of the Company, and 15% of the interest of GTMM will be recognized in TMMDM.

The general extraordinary stockholders' meeting of Grupo TMM has been called for December 15, 2017. That call for a meeting was published in the "Reforma" Daily, as well as on the page of the Ministry of Economy through the Consultancy Portal on November 29, 2017, among other things, in order to approve the corporate restructuring described.

Pursuant to the transfer of control over the Shares of TMMDM derived from its capital stock increase, TMMDM will no longer consolidate its assets and liabilities in the financial statements of Grupo TMM, and only 15% of the interest of GTMM in TMMDM will be recognized pursuant to the equity method.

The objective of the corporate restructuring will be to improve the debt profile of the Company.

Accounting Treatment

Grupo TMM and its subsidiaries prepare their consolidated financial statements, in accordance with International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board.

Basis of consolidation

In conformity with IFRS 10 "Consolidated Financial Statements", the consolidated financial statements include the amounts of Grupo TMM and those of its subsidiaries. Grupo TMM controls a subsidiary when that subsidiary is exposed or is entitled to variable returns derived from its involvement with the subsidiary, and it has the capacity to apply those returns through its power over the subsidiary.
Balances and transactions with Subsidiary Companies are eliminated for consolidation purposes, including balances and unrealized gains in transactions between companies of Grupo TMM.
The gains and losses and other integral items of the subsidiaries acquired or sold, as well as those on which it no longer exercises control are recognized as of the effective date of the acquisition, or up to the effective date of the disposition or loss of control, as appropriate.

Loss of control over subsidiaries

The book entry of the loss of control over TMMDM in the consolidated financial statements of Grupo TMM will be realized as follows:

•	it no longer recognizes the assets and liabilities of the subsidiary at their book value;
•	it recognizes any stock investment retained in TMMDM at fair value; and
•	it recognizes any income or loss in the results of the period attributable to Grupo TMM.

Associates

The associates are all the entities over which Grupo TMM has significant influence, but there is no control. Such is the case of the investment that will be retained by TMMDM. Investments in associates are accounted for by using the equity method. The carrying value recorded of the investments in associates is increased or decreased to recognize the equity of Grupo TMM in earnings and other comprehensive items of the associate.
Cancellation of mandatorily convertible debentures into common shares

In accordance with IFRS 9 'Financial Instruments' a compound financial instrument is retired when it is extinguished, discharged, canceled or expires. That retirement is recognized at its corresponding carrying value. Moreover, when that retirement of the financial instrument is carried out through the delivery of another financial instrument. Any difference between both financial instruments is recognized in income (loss) for the period.

Tax Consequences

The corporate restructuring contained herein does not imply adverse tax consequences for the stockholders of Grupo TMM, S.A.B. However, it is recommendable the tax regime applicable to the investment of the stock of which they are holders in due course.

Expenses and Financing

The Company will initially incur expenses derived from the capital increase of TMMDM that will be assumed by TMMDM with its own recourses. Pursuant to the foregoing, no financing is required to carry out the corporate restructuring contemplated in this Brochure.

4.	INFORMATION CONCERNING EACH ONE OF THE PARTIES INVOLVED IN THE TRANSACTION

a) Grupo TMM, S.A.B.

•	Denomination

Grupo TMM, S.A.B.

•	Business

The Company is a holding company that mainly participates in the capital stock of a group of companies that carry out integral logistics and transportation operations, by offering specialized maritime services, port and terminal management, and integral logistics services for international and domestic customers. It has the following business segments:

(i)
Maritime Operations - The Maritime Operations division has a fleet of 40 vessels and 2 floating docks that operate in the following segments: i) Supply ships, a segment engaged in logistic support services in the exploration and production activities of the oil industry in the Campeche Sound; ii) Tankers, a segment engaged in transporting petroleum products in international traffic and cabotage; iii) Parcel Tankers, a segment engaged in transporting petrochemicals between the ports of the Gulf of Mexico between the United States of America and Mexico: iv) Tugboats, through a partial assignment of rights granted by the API (Managing Port Authority) of Manzanillo , provide towing services at the port. Moreover, they take care of the ships that scale in the terminals of LNG (Liquefy Natural Gas) and LPG (Liquefy Petroleum Gas) located in the Port of the lagoon of Cuyutlan, Colima; and v) Shipyard that provides maintenance, repair, conversion and marine construction services at the Port of Tampico.

(ii)
Port and Terminal Operations - This Division focuses its activities and operations on: i) cruise and automobile terminals at the port of Acapulco; ii) general freight delivery/receiving and storage services at the Tuxpan terminal; iii) stevedore services at the port of Tampico; iv) port agency services with presence in 23 ports in Mexico; and v) development of projects related to the Energy Reform, such as construction of storage infrastructure, transportation and distribution of refined petroleum products from Tuxpan to the central part of the country.

(iii)
Logistics Operations - Logistics services are provided related to large manufacturers, including the automotive industry and retailers with facilities and operations throughout Mexico. It offers complete logistics services in the main industrial cities and railroad centers throughout Mexico. The services offered include consulting, analysis and engagement of logistics services (outsourcing), which include managing the movement of spare parts to the manufacturing plants consisting of just-in-time inventory planning practices; logistics network analysis (cycle-order); design of logistics information processes; intermodal transportation, storage and customs facility and warehouse management; logistics management and supply chain; product handling and repackaging or repacking, prior to local assembly, specialized workshops for maintenance and repair of maritime and intermodal equipment at the main ports and terminals in Mexico. Due to its broad operations, the scope of experience, and resources, the Company considers that it is in a unique position to coordinate all the supply chain of its customers.

The main subsidiaries of Grupo TMM and a brief description are provided below:

Subsidiary	Operation
TMM División Marítima, S.A. de C.V.	Supply Ships, Tankers, Tugboats
Transportación Marítima Mexicana, S.A. de C.V.	Tankers, Parcel Vessels, Supply Ships, Shipping Agency
TMM Parcel Tankers, S.A. de C.V.	Parcel Vessels
Inmobiliaria Dos Naciones, S. R.L. de C.V.	Shipyard
TMM Logistics, S.A. de C.V.	Logistics
Administración Portuaria Integral de Acapulco S.A. de C.V.	Ports and Terminals
Prestadora de Servicios MTR, S.A. de C.V.	Ports and Terminals
Operadora Portuaria de Tuxpan, S.A. de C.V.	Maneuvers
TMM Risk Management, S.A. de C.V	Insurance Agent
Inmobiliaria TMM, S.A. de C.V.	Real Estate
Almacenadora de Deposito Moderno, S.A. de C.V.	Storage

•	Evolution

There are no events to disclose subsequent to the last quarterly report.

•	Stock structure:

Stockholder	Shares	Percentage
Serrano Segovia Family	38,446,375	37.6%
Aleman Family	8,333,333	8.2%
Trusts	1,011,310	1.0%
Neutral Trust (NaFin)	21,885,395	21.4%
Investors at large	32,506,428	31.8%
Total	102,182,841	100.00%

For further information about the Company, please refer to the 2016 Annual Report, filed by Grupo TMM with the BMV and the CNBV on May 26, 2017. That information is available to the general public on the Internet webpage of the BMV, the CNBV, and the Company at the following addresses: www.bmv.com.mx, www.cnbv.gob.mx y www.grupotmm.com.

•	Significant Changes

There are no significant changes in the financial statements subsequent to the last quarterly report.

b) TMM División Marítima, S.A. de C.V.

•	Denomination

TMM División Marítima, S.A. de C.V.

•	Business

TMMDM is a 100% subsidiary of Grupo TMM and belongs to the specialized maritime operations, consisting of transportation of bulk liquid products, materials, and provisions for drilling platforms, as well as towing services for ships.

The Company mainly provides logistics services and supplies the oil industry between the ports and facilities on the coasts of the Gulf of Mexico through a fleet of ships.

•	Evolution

The holders of Trust Securities Exchange Certificates, pursuant to the Holders meeting held on November 28, 2017, among other things, resolved the following:

a)	The Strengthening Plan of the structure of TMMCB 10 Securities Exchange Certificates ("Issue Strengthening Plan"), in the terms and conditions presented at that Meeting;

b)	The capitalization of the following amounts, which would be added to the unpaid balance of the Securities Exchange Certificates.

1.
The $70,948,673.64 (Seventy million nine hundred and forty-eight thousand six hundred and seventy-three pesos and 64/100) remaining of the $200,000,000.00 (Two hundred Million pesos and 00/100) of the interest originally payable on May 15, 2017, which was authorized to be paid by the Holders' Meeting in a first modification on November 15, 2017, and in a second modification on January 31, 2018, according to the resolution adopted at the Holders meeting held on November 13, 2017. This amount corresponds to the Contractual Debt Service for the period extending from November 15, 2016 up to May 15, 2017; and

2.
The $505,668,631.00 (Five hundred and five million six hundred and sixty-eight thousand six hundred and thirty-one pesos 00/100) interest corresponding to the Contractual Debt Service for the period extending from May 15, 2017 up to November 15, 2017;

c)
Modification of the Payment Date of January 31, 2018, as resolved at the Holders' meeting held on November 13, 2017, so that the first Payment Date, in conformity with the structure strengthening proposal of the Securities Exchange Certificates, will be on May 15, 2018. On that date, the interest generated between November 15, 2017 and May 15, 2018 should be covered in the terms and conditions of that proposal, as well as the corresponding payments of capital, in accordance with the terms and conditions of the above proposal.

d)
The Issue Documents, which are necessary to comply with the above resolutions, are approved to be modified and, subject to the necessary authorizations of the competent authorities and consents required by the current stockholders of TMMDM, in order for: (i) the transfer of 85% of the stock of TMMDM to be implemented in benefit of the Holders, either directly or through a buy-sell of stock or subscription of capital, or indirectly by applying that stock to a control and / or guaranty trust, or through any other structure that can be implemented for such purposes, upon authorization by the Holders' meeting. Toward that end, the necessary corporate acts will be carried out; and (ii) the modification of the Maritime Service Provider Contract to be implemented in the form and terms negotiated between the Trustors, the Maritime Service Provider, the Trustee of the Holders, the Trustee, who will be advised by third parties engaged for such purposes, as referred to in the following eighth resolution.

e)
In connection with the transfer of 85% of the shares representative of the capital stock of TMMDM (spin-off company) in benefit of the Holders, A Holders' meeting is proposed to be held for their approval of the designation of the persons who will be designated as members of the Board of Directors of that company by the Holders or by whoever represents their rights no later than January 31, 2018.

f)
The Trustee and the Trustee of the Holders are instructed to carry out acts, enter into contracts, and take the necessary actions to have the resolutions adopted at this Meeting, including, but not limited to the substitution of the shares representing the Securities Exchange Certificates, entering in to the necessary amending agreements, as well as carrying out the formal procedures and obtaining all the necessary authorizations from the corresponding authorities for that purpose.

•	Stock structure:

Once deconsolidated, the stock structure of TMMDM will be comprised as follows:

Stockholder	Current		New
	shares	percentage	shares	percentage
Grupo TMM	7,499,999	99.99999987%	7,500,000	15%
Inmobiliaria TMM	1	0.00000013%	--	--%
CBF Holders	--	--	42,500,000	85%
Total	7,500,000	100.00%	50,000,000	100.00%

•	Significant Changes

TMMDM is currently a subsidiary of Grupo TMM; therefore, it consolidates the effect of deconsolidation shown in its proforma Balance Sheet in its financial statements, which is shown below:

Grupo TMM, S.A.B. and subsidiaries
TMMDM deconsolidated PRO-FORMA Balance Sheet
(Amounts stated in millions of pesos)
As at September 2017
	Grupo TMM	Grupo TMM
	Total	proforma

Cash and temporary investments	653.1	463.2
Trade receivables	767.5	220.3
Other current assets	587.5	562.1
Total current assets	2,008.1	1,245.6
Net fixed assets	10,140.2	2,578.9
Other assets	222.2	210.0
Deferred taxes	-	667.5
Total Assets	12,370.5	4,702.0

Trade and other payables	704.4	465.6
Short-term debt	1,048.4	483.1
Total short-term debt	1,752.8	948.7
Long-term debt	9,268.6	402.6
Other long-term liabilities	171.3	171.3
Deferred taxes	623.4	-
Total long-term debt	10,063.3	573.9
Total liabilities	11,816.1	1,522.6
Total stockholders' investment	554.4	3,179.4
Total Liabilities and Stockholders' Investment	12,370.5	4,702.0

Financial ratios
Net debt	9,663.9	422.5
Liquidity	1.15	1.31
Leveraging	0.96	0.32
% of short-term debt	10.2%	54.5%

After the operation, the Company will consist of the following businesses:

Grupo TMM will continue to operate the tanker fleet, offshore vessels, process vessels, and tugboats owned by the deconsolidated subsidiary, which will charge a fee based on the sales of TMMDM for operating the fleet, as well as certain services required for operating those vessels.

Offshore vessels: Grupo TMM maintains a fleet of 4 supply ships that provide logistics services to the offshore oil industry located in the Gulf of Mexico for Pemex Exploration y Production and other customers.

International chemical product traffic: Grupo TMM renders service in the Gulf of Mexico between American and Mexican ports and operates a modern fleet of two tankers with stainless steel tanks, under transportation contracts. It transports approximately 1.0 million tons of different chemical products, fats and oils and molasses for first-line customers annually.

Shipyard: Grupo TMM operates the "Astilleros Internacionales de Tampico" shipyard and offers maintenance and repair services to its own fleet and third party vessels. That shipyard is located at the port of Tampico, under strict international standards, with capacity to build vessels and structures, in accordance with domestic market requirements.

Tugboat: Grupo TMM provides port tugboat service in the port of Manzanillo and the port of Cuyutlan, and offers port tugboat services to nearly 2,000 vessels per year, with a fleet of 3 TMMDM tugboats and 2 of its own tugboats.

Bulk Carrier: The Company has recently started to operate in association with a bulk ship to transport steel from Mexican ports to South America and the Caribbean.

Ports and Terminals Operations:

API Acapulco: It maintains a concession of up to 50 years in association with SSA Mexico to operate the port of Acapulco. The Acapulco API operates an automobile terminal and a passenger cruise line terminal.

TMM Agencies: Grupo TMM has operated a maritime agency since 1963. It has offices in 23 Mexican ports and it takes care of approximately 1,600 vessels annually. The Company is dully certified by ISO-9001-2000.

Maritime Container M&R: We offer maintenance, repair, inspection, and cleaning services for dry containers, refrigerated containers, chassis, and generators to the main international shipping companies at the main ports of Mexico.

Almacenadora de Deposito Moderno S.A. de C.V. is an Auxiliary Lending Organization, a Subsidiary of the Company that operates approximately 65 thousand M2 of direct Warehouses and 10,000 M2 of Maneuvering Yards for Bonded Warehouses and National Warehouses located in Mexico City, Veracruz, Baja California, Quintana Roo, Tamaulipas, Jalisco, Nuevo Leon, and Chihuahua.

Port of Tuxpan: This port has a permit to carry out maneuvers on the public use dock and a Terminal with 60,000 m2 of area for handling, safeguarding, and storing merchandise for Foreign Trade. It provides efficient comprehensive, competitive services to shipping companies, ship owners and operators, who scale in the port loading and unloading of ships with specialized personnel by type of freight, integrated maneuvers from the ship's warehouse to the federal route and vice-versa, operation of warehouses and yards, maritime port terminal services, handling and custody of merchandise, general services and freight supervision, special services for shippers and receivers, control and logistical coordination to ensure operational efficiency.

Port of Tampico: This port has a permit to carry out maneuvers on the public use dock for handling, safeguarding, and storing merchandise for Foreign Trade. It provides efficient comprehensive, competitive services to shipping companies, ship owners and operators, who scale in the port loading and unloading of ships with specialized personnel by type of freight, integrated maneuvers from the ship's warehouse to the federal route and vice-versa, operation of warehouses and yards, maritime port terminal services, handling and custody of merchandise, general services and freight supervision, special services for shippers and receivers, control and logistical coordination to ensure operational efficiency.

Automotive: Grupo TMM maintains logistical operations for the automotive industry, including comprehensive management of finished automobiles (receipt, loading and unloading of automobiles to train or truck), container intermodal terminal management and operation, logistical handling and management of yard locomotives (Switching), design and construction of yards for storage of finished automobiles, materials warehouse, and inspection of vehicles for damages and shortages.

Projects: Grupo TMM further has a development project portfolio in the area of storage and distribution of petroleum liquids in the port of Tuxpan and in the town of Huehuetoca in the central part of the country, as well as the development of a terminal for cruise liners at a tourist port of the Mexican Caribbean.

5.	RISK FACTORS

Future Estimates

The information other than the historical information included in this Brochure reflects the Company's perspective in connection with future events, and it can contain information about financial results, economic situations, trends, and uncertain events. These factors are not the only factors. Those that are not known to date or those not considered currently relevant, which in the event that they should materialize in the future, might have a significant adverse effect on the liquidity, operations or financial position of Grupo TMM.

The deconsolidation of TMMDM will bring about a decrease in the consolidated debt of GTMM, and a decrease in the consolidated revenues of the Group. We do not have a forecast of whether or not there will be a variation in the market value of the stock of GTMM, in dealing with a reduction in the size of the size of the Company. However, this deconsolidation will strengthen the balance sheet of GTMM.

6.	SELECTED FINANCIAL INFORMATION

Grupo TMM, S.A.B. and subsidiaries
TMMDM deconsolidated PRO-FORMA Balance Sheet
(Amounts stated in millions of pesos)
As at September 2017
	Grupo TMM	Grupo TMM
	Total	proforma

Cash and temporary investments	653.1	463.2
Trade receivables	767.5	220.3
Other current assets	587.5	562.1
Total current assets	2,008.1	1,245.6
Net fixed assets	10,140.2	2,578.9
Other assets	222.2	210.0
Deferred taxes	-	667.5
Total Assets	12,370.5	4,702.0

Trade and other payables	704.4	465.6
Short-term debt	1,048.4	483.1
Total short-term debt	1,752.8	948.7
Long-term debt	9,268.6	402.6
Other long-term liabilities	171.3	171.3
Deferred taxes	623.4	-
Total long-term debt	10,063.3	573.9
Total liabilities	11,816.1	1,522.6
Total stockholders' investment	554.4	3,179.4
Total Liabilities and Stockholders' Investment	12,370.5	4,702.0

Financial ratios
Net debt	9,663.9	422.5
Liquidity	1.15	1.31
Leveraging	0.96	0.32
% of short-term debt	10.2%	54.5%

7.	MANAGEMENT'S COMMENTS AND ANALYSIS OF OPERATING INCOME AND FINANCIAL POSITION OF THE ISSUER

i)	Operating Income

The Statement of Income of Grupo TMM will maintain the operations of TMMDM up to the date of its deconsolidation. After that date, it will no longer report the operations of suppliers, tankers, and tugboats owned by TMMDM, thereby reducing its revenues, costs, expenses, and depreciation.

ii)	Financial position, liquidity and capital resources

One of the most significant changes takes place in the comprehensive cost of financing, by decreasing more that 90% of its value upon deconsolidating the costs associated with the Securities Exchange Certificates. Consequently, this is conducive to a better debt to capital ratio and a higher free flow.

8.	RESPONSIBLE PERSONS

Grupo TMM, S.A.B.

The undersigned state under attestation that in the scenario of our respective duties, we have prepared the information relative to the issuer contained in this Brochure, which, to the best of our knowledge, reasonably reflects its position. Moreover, we state that we do not have knowledge of relevant information that has been omitted or falsified in this Brochure, or that it contains information that might lead to an error by investors.

/s/ José F. Serrano Segovia
José F. Serrano Segovia
Chief Executive Officer

/s/ Carlos Aguilar Mendez
Carlos Aguilar Mendez
CFO and Management Director

/s/ Marco A. Martínez Avila
Marco A. Martínez Avila
Legal Director

9.	EXHIBIT

i.	External Auditors' Opinion

This opinion addresses the basis of preparation of the proforma financial information and quantification of the corporate restructuring.

Pro forma financial information and Independent Public Accountants' Report on the compilation of pro forma financial information included in the prospectus on the corporate restructuring
Grupo TMM, S.A.B. and Subsidiary companies
September 30, 2017

Table of Contents

Independent Public Accountants' Report on the compilation
    of pro forma financial information

Consolidated pro forma statement of financial position

Notes to the consolidated pro forma statement of financial position

Independent Public Accountants' Report on the compilation of pro forma financial information included in the prospectus on the corporate restructuring
To the Board of Directors and Stockholders of
    Grupo TMM, S.A.B. and Subsidiary Companies:
We have completed our assurance engagement to report on the compilation of pro forma financial information of Grupo TMM, S.A.B. and Subsidiary companies (Grupo TMM or the Company), which consists of the pro forma consolidated statement of financial position as at September 30, 2017, and other explanatory information (jointly 'pro forma financial information'), which is included as part of the prospectus on the corporate restructuring as required by the National Banking and Securities Commission (CNBV). The applicable criteria on basis of which Grupo TMM has compiled the pro forma financial information are described in Note 3 (the criteria).
The pro forma financial information has been compiled by Management to illustrate the impact of the pro forma adjustments described in Note 3 to the financial position of Grupo TMM as at September 30, 2017, as if the events and transactions that gave rise to those adjustments had taken place as at September 30, 2017. As part of this process, information about Company's financial position has been extracted by Management from the sources discussed in detail in Note 3.
Management's Responsibility for the pro forma financial information
Management is responsible for the compilation, preparation, and fair presentation of this pro forma financial information, as well as the source of the criteria used in accordance with the bases of preparation described in Note 3, as well as of the internal control that Management deemed necessary for the preparation of the pro forma financial information to be realized free of material misstatements, whether due to fraud or error.
Independent public accountant's responsibility
Our responsibility is to express an opinion, as required by the CNBV and based on our assurance engagement, as to whether the pro forma financial information has been compiled, in all material respects, by Company's Management on the basis described in Note 3.
We conducted our engagement in accordance with International Standard on Assurance Engagements "ISAE 3420 Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus", issued by the International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether Company's Management has compiled, in all material respects, the pro forma financial information on the basis described in Note 3.
For purposes of this engagement, we are not responsible for updating or reissuing any report or opinion on any historical financial information used in compilating the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.
The purpose of the pro forma financial information included in the prospectus on the corporate restructuring is solely to illustrate the impact of the significant events and transactions on the unadjusted financial information of Grupo TMM as if the events had occurred or the transactions had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the events and transactions at September 30, 2017 would have been as presented.
A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all its material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by Company's Management in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the events and transactions, and to obtain sufficient appropriate evidence about whether:
* The related pro forma adjustments give appropriate effect to those criteria; and
* The pro forma financial information reflects the proper application of those adjustments to the unaudited financial information
The procedures selected depend on the judgment of the independent public accountant, having regard to his understanding of the nature of Company, the events and transactions in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.
The engagement also involves evaluating the overall presentation of the pro forma financial information.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the pro forma financial information of Grupo TMM, S.A.B. and Subsidiary companies as at September 30, 2017 has been compiled, in all its material respects, on the basis of the criteria described in Note 3.
Limitation and restriction of use
The pro forma financial information has been prepared by the Company to meet the requirements of the CNBV in connection with the corporate restructuring described in Note 1. Therefore, pro forma financial information cannot be appropriate for any other purpose. On the other hand, our report is issued only to meet the requirements of the CNBV. Consequently, it can neither be used nor can reference be made thereto for any other purpose, nor in a jurisdiction other than, or outside of the Mexican United States.
SALLES, SAINZ – GRANT THORNTON, S.C.
/s/ Esteban Urióstegui Bárcenas
C.P.A. Esteban Urióstegui Bárcenas

Mexico City, Mexico
                                            November 30, 2017

Consolidated pro forma statement of financial position

As at September 30, 2017

(Amounts stated in thousands of Pesos)

		Pro forma adjustments		
	Unaudited base amounts	Cancellation of Debentures convertible into shares	Loss of control in TMMDM	Amounts pro forma
Assets				
Current				
Cash and cash equivalents	$ 653,135	$ -	$ (189,964)	$ 463,171
Trade receivables, net	767,462	-	(547,139)	220,323
Other accounts receivable	430,648	-	(65,104)	365,544
Prepayments and other current assets	156,894	-	(94,308)	62,586
Other receivables from TMMDM	-	-	133,939	133,939
Total current assets	2,008,139	-	(762,576)	1,245,563
Non-current				
Property, vessels and equipment, net	10,140,191	-	(7,561,288)	2,578,903
Other non-current assets	222,136	-	(12,125)	210,011
Deferred income tax	-		667,547	667,547
Total non-current assets	10,362,327	-	(6,905,866)	3,456,461
Total assets	$ 12,370,466	$ -	$ (7,668,442)	$ 4,702,024
Liabilities				
Short-term				
Short-term portion of the financial debt	$ 1,048,424	$ 13,926	$ (579,251)	$ 483,099
Trade payables	176,143	-	(76,996)	99,147
Accounts payable and accrued expenses	528,233	-	(161,754)	366,479
Total short-term liabilities	1,752,800	13,926	(818,001)	948,725
Long-term				
Long-term portion of the financial debt	$ 402,567	$ -	$ -	$ 402,567
Trust certificates	8,866,041	851,054	(9,717,095)	-
Other long-term liabilities	171,343	-	-	171,343
Deferred income tax	623,356	-	(623,356)	-
Total short-term liabilities	10,063,307	851,054	(10,340,451)	573,910
Total liabilities	11,816,107	864,980	(11,158,452)	1,522,635
Stockholders' equity				
Share capital	$ 2,169,928	$ -	$ -	$ 2,169,928
Mandatorily convertible debentures into shares	778,530	(778,530)	-	-
Accumulated losses	(5,180,479)	(86,450)	5,533,030	266,101
Other components of equity	2,721,876	-	(2,043,020)	678,856
Non-controlling interest	64,504	-	-	64,504
Total shareholders' equity	554,359	(864,980)	3,490,010	3,179,389
Total liabilities and stockholders' equity	$ 12,370,466	$ -	$ (7,668,442)	$ 4,702,024

The accompanying notes are an integral part of this consolidated pro forma financial statement.

Notes to the consolidated pro forma statement of financial position
As at September 30, 2017
(Amounts stated in thousands of pesos, except values per share)
1 General information
Grupo TMM, S.A.B. ('Grupo TMM' or the 'Company') is a Mexican company which mainly renders multimodal transportation and logistics services to select customers throughout Mexico. These activities are grouped into the following lines of service:
•
Specialized maritime: this includes specialized offshore maritime services, maritime transportation of products derived from petroleum and petrochemicals, towing vessels, and other complementary activities to the maritime transportation business.

•	Ports and terminals: These correspond to maritime agency, freight services, unloading and storage of merchandise in land and sea terminals.
•	Logistics: This consists of operations of services of logistics solutions, as well as of container and railway freight car maintenance and repair.
•	Storage: This considers the operation and management of deposit warehouses.
Grupo TMM's domicile is located at Avenida de la Cuspide No. 4755, Colonia Parques del Pedregal, Delegacion Tlalpan, Postal Code 14010, Mexico City. Moreover, a significant part of its activities related to the specialized maritime division are realized at Calle 55 No. 2 Col. Electricistas Postal Code 24120 Cd. del Carmen, Campeche.
Description of the corporate restructuring and cancellation of the mandatorily convertible debentures into shares
The corporate restructuring and consequent improvement of the Company's debt profile will be submitted to the stockholders for approval at the general extraordinary stockholders' meeting of Grupo TMM to be held  on December 15, 2017.
Corporate restructuring will consist in the dilution of the interest of Grupo TMM in the subsidiary TMM Division Maritima, S.A. de C.V. ('TMMDM'), with the corresponding loss of control over that subsidiary and retaining an interest therein. Pursuant to the foregoing, as at the date on which control is lost over TMMDM, its total assets, liabilities, and operations will be deconsolidated from the financial statements of the Company. In turn, the investment in retained shares will be recognized as at that date.

On the other hand, the Company will cancel the mandatorily convertible debentures into nominative common shares and with no par value shown representative of the capital stock of Grupo TMM (the debentures), issued on September 30, 2016 named TMMO Series I-2016 in a total amount of $1,058,628 (equivalent to 10,586,284 debentures with a par value of $100 pesos), which were subscribed for through Securities Exchange Certificates ('CBFs') that the holders held at the time they were subscribed.
2 Basis of presentation of the pro forma consolidated statement of financial position
Pursuant to the corporate restructuring and the cancellation of mandatorily convertible debentures, the Company is required to present the pro forma consolidated statement of financial position as at September 30, 2017, prepared in accordance with International Financial Reporting Standards ('IFRS'), issued by the International Accounting Standards Board ('IASB').

The pro forma consolidated statement of financial position as at September 30, 2017 was prepared as if the corporate restructuring and cancellation of mandatorily convertible debentures had occurred as at September 30, 2017.

3 Pro forma adjustments
In order to reflect the effects of the corporate restructuring and cancellation of mandatorily convertible debentures in the pro forma consolidated statement of financial position, certain pro forma adjustments were made as follows:
3.1	Corporate restructuring
In conformity with the resolutions adopted at the Holders of Securities Exchange Certificates Meeting held on November 13, 2017 and ratified on November 28, 2017, 85% of the shares representative of the capital stock of TMMDM in benefit of the Holders, either directly through a stock purchase or subscription of capital, or indirectly through the contribution of that stock to a control and/or guarantee trust, or through any other structure that can be implemented for such purposes, upon authorization of the Holders meeting. Toward that end, the necessary corporate acts will be carried out and always considering that such a transmission will not contemplate a consideration or significant subscription value of stock.

Since Grupo TMM will maintain a percentage of interest in TMMDM of only 15% and based on the statutes thereof, Grupo TMM will no longer have control over TMMDM and maintain a stock investment, which will be recognized as an investment in an associate, since Grupo TMM will have significant influence.

In accordance with IFRS 10 'Consolidated Financial Statements', the book entry of the loss of control over TMMDM in the consolidated financial statements of Grupo TMM is realized as follows:

•	it no longer recognizes the assets and liabilities of the subsidiary at their book value;
•	it recognizes any stock investment retained in TMMDM at fair value; and
•	it recognizes any income or loss in the results of the period attributable to Grupo TMM.

The pro forma adjustments due to the deconsolidation of TMMDM are as follows:
Pro forma adjustment
Elimination of assets in the consolidation	$(7,668,442)
Elimination of liabilities in the consolidation	11,158,452
Effect on shareholders' equity	$3,490,010

Pro forma adjustment
Fair value of the investment in stock retained	$-
Gain (loss) on deconsolidation	$-

Since TMMDM maintains a negative balance in its stockholders' equity, Grupo TMM Management has decided to recognize the investment in an associate at a zero value, which it will maintain in TMMDM. Subsequently, this investment will be recorded in the accounting by using the equity method, which resulted in an investment in an associate with a book value of zero, pursuant to the negative stockholders' equity.

3.2	Cancellation of mandatorily convertible debentures into shares
In accordance with IFRS 9 'Financial Instruments' a compound financial instrument is derecognized when it is extinguished, discharged, canceled or expires. That retirement is recognized at its corresponding carrying value, including the corresponding transaction costs. Moreover, when that derecognition of the financial instrument is carried out through the delivery of another financial instrument. Any difference between both financial instruments is recognized in income (loss) for the period.

At the General Extraordinary Stockholders' Meeting of Transportacion Trasatlantica Mexicana, S.A. held on August 30, 2016, the stockholders resolved to approve the issue of mandatorily convertible debentures into nominative ordinary shares without par value shown representative of the capital stock of Grupo TMM (the debentures) up to an amount of $4,600,000.

As at September 30, 2016, the first issue was realized of debentures named TMMO Series I-2016, in a total amount of $1,058,628, equivalent to 10,586,284 debentures with a par value of $100 pesos. These debentures were subscribed through CBFs that the holders held at the time of the subscription.

Grupo TMM will agree upon the cancellation of the issue of the debentures described above with the holders thereof. The terms of this cancellation contemplate the settlement of these debentures through the delivery of CBFs by Grupo TMM in an amount equivalent to the par value of the CBFs plus unpaid accrued interest. The amount of the settlement will be similar to the carrying value of the debentures pursuant to the terms of the debentures and, therefore, no gain or loss will be generated by this cancellation.

The pro forma adjustments due to the cancellation of the debentures are shown below:

Pro forma adjustment
Recognition of the CBF financial instrument liability	$864,980
Cancellation of convertible debentures into shares	(778,530)
Effect of transaction costs	(86,450)
Gain or loss	$-